DD
9/11/13

[redacted]

SECU 13014447 SEC

2013 AUG 28 PM 2:44

SEC MAIL PROCESSING
RECEIVED
AUG 29 2013
WASH. D.C.
193
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC / TM

SEC FILE NUMBER
8- 28164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/12** (MM/DD/YY) AND ENDING **06/30/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PROSPERA FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ FREEWAY, SUITE 400
(No. and Street)

Dallas	**Texas**	**75240**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cassandra Galvan **972-581-3029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/20/13

KW
9/20/13

OATH OR AFFIRMATION

I, **David Stringer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PROSPERA FINANCIAL SERVICES, INC.**, as of **JUNE 30**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

GRECHA STEPHENS
Notary Public, State of Texas
My Commission Expires
July 29, 2014

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prospera Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. (the Company) as of June 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2013

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2013

Assets		
Cash and cash equivalents	$	3,909,845
Commissions receivable		1,331,164
Receivables and advances - related parties		92,378
Other receivables		21,460
Prepaid expenses		128,639
Clearing deposits		210,406
Forgivable notes receivable		579,910
Non-marketable securities		57,030
Intangible assets		578,139
TOTAL ASSETS	$	6,908,971
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	46,842
Accrued compensation and related expenses		2,551,217
Accrued expenses		510,147
Income taxes payable		69,062
Unfunded forgivable notes receivable		181,250
Business acquisition payable		289,069
Total Liabilities		3,647,587
Stockholders' Equity		
Preferred stock, no par value, 1,000,000 shares authorized, none issued or outstanding		-
Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding		38,272
Non-voting common stock, no par value, 100,000 shares authorized, 5,482 shares issued and outstanding		254,594
Additional paid-in capital		379,339
Retained earnings		2,613,191
Treasury stock, 33,336 shares at cost		(24,012)
Total Stockholders' Equity		3,261,384
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,908,971

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Income
Year Ended June 30, 2013

Revenue	
Securities commissions	$ 15,499,501
Insurance commissions	6,439,515
Management and advisory fees	11,519,739
Other	637,968
Total Revenue	34,096,723
Expenses	
Compensation and related costs	29,135,229
Clearing costs	690,152
Communications	448,817
Errors and bad debts	51,919
Interest expense	3,121
Management fees paid to related parties	95,955
Occupancy and equipment costs	592,754
Promotional	57,858
Professional fees and services	657,398
Regulatory fees	351,432
Other expenses	1,228,068
Total Expenses	33,312,703
Net income before provision for income taxes	784,020
Current income taxes - federal	282,870
Current income taxes - state	20,416
Total current provision for income taxes	303,286
NET INCOME	$ 480,734

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2013

	Preferred Shares Issued	Common Shares Issued	Non-Voting Common Shares Issued	Treasury Shares	Common Stock	Non-Voting Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2012	-	120,000	12,607	33,336	$ 38,272	$ 308,765	$ 379,339	$ 2,132,457	$ (24,012)	$ 2,834,821
Adjust to actual vesting on stock-based compensation previously recognized			(7,125)			(54,171)				(54,171)
Net income	-	-	-	-	-	-	-	480,734	-	480,734
Balances at June 30, 2013	-	120,000	5,482	33,336	$ 38,272	$ 254,594	$ 379,339	$ 2,613,191	$ (24,012)	$ 3,261,384

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2013

Cash Flows From Operating Activities:	
Net income	$ 480,734
Adjustments to reconcile net income to net cash provided by operating activities:	
Forgivable notes compensation	177,108
Adjust stock based compensation	(54,171)
Change in assets and liabilities	
Increase in commisions recievable	(396,893)
Increase in receivables and advances - related parties	(74,322)
Increase in other receivables	(21,460)
Decrease in prepaid expenses	40,150
Increae in clearing deposits	(100,001)
Increase in forgivable notes receivable, net	(348,564)
Increase in non-marketable securities	(46,030)
Decrease in accounts payable	(19,202)
Increase in accrued compensation and related expenses	413,848
Increase in accrued expenses	148,763
Decrease in income taxes payable	(39,604)
Net cash provided by operating activities	160,356
Cash Flows From Investing Activities:	
Intangible assets acquired	(289,070)
Net cash used in investing activities	(289,070)
Net decrease in cash and cash equivalents	(128,714)
Cash and cash equivalents at beginning of year	4,038,559
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,909,845

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2013

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$	3,121
Income taxes paid - federal	$	316,589
Income taxes paid - state	$	26,301

Non-cash financing activities:

The Company acquired intangible assets in a business acquisition totaling $578,139 of which $289,069 is payable in future years.

The Company canceled 7,125 non-voting common shares issued and outstanding and reduced non-voting common stock $54,171 to the actual vesting on stock-based compensation previously recognized.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in 1982 as a Texas corporation and is a majority owned subsidiary of Prospera Holdings, LLC (Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of Securities Exchange Act of 1934, and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company is an independent brokerage, investment advisor and support organization for independent financial professionals. The Company's operations consist primarily in providing securities brokerage, insurance brokerage, directly and through a related party, and management and investment advisory services to individuals located throughout the United States. The Company's headquarters are in Dallas, Texas with independent branch offices throughout the United States.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the current year presentation for the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Forgivable notes receivable are valued at the future expected compensation expense, net of interest and repayments required, which approximate fair value.

Non-marketable securities are valued at cost which approximate fair value.

Intangible assets are valued at the acquisition cost which approximate fair value.

Business acquisition payable was recorded on the acquisition date fair value determined on a probability assessment of the future amount due.

Substantially all the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Forgivable Notes Receivable / Unfunded Forgivable Notes Receivable

Forgivable notes receivable consist of amounts paid and committed to independent representatives of the Company as retention bonuses, net of amounts forgiven or repaid over the production term. The retention bonuses are considered earned and the notes are canceled/forgiven when certain production or asset requirements achieved. The Company recognizes compensation expense on a straight line basis over the period the retention bonuses are earned and notes forgiven. The notes receivable are required to be repaid with interest on unearned amounts.

Unfunded forgivable notes receivable are amounts committed to independent representatives of the Company as retention bonuses. These commitments are funded as certain production or asset requirements are achieved and are expensed as compensation when earned over the same production term of initially funded amounts.

Non-Marketable Securities

Non-marketable securities are recorded at the lower of cost or fair value. The increase or decrease in fair value is credited or charged to operations.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets, primarily customer accounts and transferring representatives, represent the fair value of identifiable intangible assets acquired in a business acquisition. Intangible assets may become impaired in the future. The determination of fair value for intangible assets requires the Company to make estimates and assumptions. Management assesses potential impairment of intangible assets on an annual basis or when events or changes in circumstances that indicate the carrying amount may be impaired. Management's judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance and cash flows of the acquired business, market conditions and other factors.

Future events could cause management to conclude that intangible assets associated with the business acquired are impaired. Any resulting impairment loss could have an adverse impact on the Company's results of operations and cash flows. The Company has determined that no amount of intangible assets was impaired.

Intangible assets will be amortized on a straight-line basis over the estimated useful life of five years, beginning July 2013.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions and Commissions

Security transactions and the related commission revenues and expenses are recorded on the trade date. Securities commissions include commissions, mutual fund distribution fees, interest and interest rebates on customer accounts, and other revenue related to security transactions which are all accrued as earned.

Insurance Commissions

Insurance commission revenue is earned directly and through a related party insurance sales company. Insurance commissions and the related expenses are recorded on insurance products when the policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees are accrued as earned.

Management and Advisory Services

Management and advisory fees are earned based on contractual percentages of customer assets under management. Revenue and the related expenses are recorded during the period in which the services are rendered.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2013

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company expenses the fair value of stock-based compensation awards to employees pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation." Due to an absence of an active market for the Company's common stock, the fair value of stock compensation awards is determined by the Company at each security issuance date. There were no stock-based compensation awards to employees during the year ended June 30, 2013.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

The Company is also subject to various other state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2013, open Federal tax years include the tax years ended June 30, 2010 through June 30, 2012.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2013, the Company had net capital and net capital requirements of $1,489,144 and $243,172, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.45 to 1.

Note 3 - Forgivable Notes Receivable

Forgivable notes receivable totaling $579,910, less any unearned amounts required to be repaid, will be forgiven and recorded as compensation when earned over the next three years as follows:

2014	$ 257,303
2015	193,967
2016	128,604
Total	$ 579,910

Note 4 - Business Acquisition / Intangible Assets / Business Acquisition Payable

The Company executed an agreement in April 2013; whereby, the Company completed a business acquisition of TCA Financial Group, LLC, a North Carolina broker-dealer, in June 2013. The total consideration in exchange for acquired identifiable intangible assets on the acquisition date was $578,139, consisting of an initial payment of $289,070 and a remaining amount due of $289,069, subject to certain conditions, to be paid in 36 monthly payments beginning April 2014. The remaining amount due is non-interest bearing and payable during the years ending June 30 as follows:

2014	$ 16,060
2015	96,356
2016	96,356
2017	80,297
Total	$ 289,069

The allocation of the purchase price was based on an evaluation of the intangible assets acquired. The intangible assets acquired for consideration of $578,139 consisted primarily of customer accounts and transferring representatives. No tangible assets were acquired or any liabilities assumed. The fair value of the intangible assets acquired is based on management's estimate. There was no goodwill or excess of the purchase price over the fair value of the intangible assets acquired. Customer relationships are generally recognized by the Company to belong to the registered representatives that transferred to the Company as part of this agreement; therefore, if such representatives were to terminate their relationship with the Company, the customer accounts may leave the Company impairing the intangible assets acquired.

Note 5 - Transactions with Clearing Broker-Dealers

The Company has agreements with two national clearing broker-dealers, First Clearing and Pershing, to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. There is a minimum clearing and execution fee of $10,000 per month under one clearing agreement and $25,000 per quarter under the other clearing agreement. The agreements also require the Company to maintain a minimum of $100,000 in a deposit account with each of the two clearing broker-dealers. There are annual decreasing termination fees to the Company if the Pershing agreement is terminated by the Company before the end of a three year period beginning June 2013.

The Company also has a clearing agreement with a Futures Commission Merchant to provide clearing, execution and other related commodities services. Clearing charges are incurred on a per transaction basis. The agreement requires the Company to maintain a deposit account of $10,000.

Note 6 – Commitments and Contingencies

Operating Lease

The Company leases its corporate headquarters office space under a non-cancelable operating lease expiring June 2014. Future minimum lease commitments for each of the years ending June 30 are as follows:

2014	$ 255,577
Thereafter	-
	$ 255,577

Rent expense for the year totaled $224,036 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Unfunded Forgivable Notes Receivable

The Company has committed to fund $181,250 in retention bonuses to three independent representatives of the Company as certain production or asset requirements are achieved.

Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. There are currently no asserted claims or legal proceedings against the Company.

Note 7 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan) to which both the Company and eligible employees may contribute was established effective April l, 2000. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For the year ended June 30, 2013, Company matching and profit sharing contributions totaled $37,471 and $98,166, respectively, and the Company incurred $4,110 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 8 - Restricted Stock Grant

In August 2007, the Company entered into an agreement with an employee whereby 9,629 shares of no par, non-voting common stock was issued subject to a recruiting revenue vesting requirement. The vesting period for recruited revenue was from April 1, 2007 through April 30, 2013. The fair value of these shares at the time of issuance was $40.20 per share. The shares vest upon satisfaction of the following terms:

- For each $5 million of recruited revenue, as defined in the agreement, l0% (962.9) of the shares will vest. This vesting is limited to a total of 7,703.20 shares.
- Upon achieving a total of $40 million of recruited revenue, if the Company achieves $60 million of revenue during the vesting period, the remaining 20% (l,925.8) of the shares will vest.

As of June 30, 2013, the vesting period ended and 2,504 non-voting common shares vested under this agreement. There was no compensation expense recorded under the agreement for 2013; however, the Company canceled 7,125 non-voting common shares issued and outstanding and reduced compensation and non-voting common stock $54,171 to the actual vesting on this stock based compensation previously recognized.

Note 9 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the Board to grant units to employees or independent contractors. The units, if granted, have a vesting schedule and if a triggering event, as defined, occurs the employees and/or independent contractors will be entitled to up to a maximum of 10% of the net proceeds, as defined, realized as a result of the triggering event. No triggering events have occurred as of June 30, 2013.

Note 10 - Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting benefit or provision for income taxes realized by the Company is recorded as a receivable from or payable to the Parent. At June 2013, $28,802 and $33,593, totaling $62,395, is payable to Parent for separate federal and Texas franchise taxes; respectively, and is included in income taxes payable in the accompanying statement of financial condition.

The current income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible expenses. There are no material deferred tax assets or liabilities.

The Company is also subject to various other state income and franchise taxes.

Note 11 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities and commodities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company has cash held at a national bank totaling $2,463,111 or approximately 36% and another national bank totaling $541,372 or approximately 8% of the Company's total assets at June 30, 2013. These cash balances are in excess of the FDIC insurance of $250,000 creating a credit risk. Cash balances fluctuate on a daily basis.

The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from one of its securities clearing broker-dealers of $618,782, $398,338, and $100,405, respectively, totaling $1,117,525 or approximately 16% of its total assets at June 30, 2012.

Note 12 - Related Party Transactions

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Receivables and advances – related parties – totaling $92,378 are unsecured, non-interest bearing, and primarily due from independent representatives of the Company.

Included in income taxes payable at June 30, 2013, is $28,802 and $33,593; totaling $62,395 due to its Parent for separate Company federal income and Texas franchise taxes; respectively.

The Company has fourteen forgivable notes receivable totaling $579,910 to independent representatives of the Company, which will be forgiven and recorded as compensation, less any unearned amounts required to be repaid, over the next three years. $181,250 in forgivable notes receivable are committed and unfunded at June 30, 2013. Compensation expense recognized and related notes receivable forgiven totaled $177,108 during the year.

The Company earned $3,358,313 in insurance commissions on the sale and marketing of customer insurance policies sold and trail fees accrued on policies that remain in force through independent representatives licensed with a related party insurance sales company. $388,661 is due from this related party at June 30, 2013 and is included in commissions receivable in the accompanying statement of financial condition.

Management fees incurred and paid by the Company during the year to its Parent and two other related party companies were $67,874, $26,563, and $1,518, respectively, totaling $95,955. The management fees are incurred at the discretion of the Company primarily for management services and furniture and office equipment provided by the related parties. Substantially all of the office furniture and equipment, not directly leased by the Company, is provided by one of these related parties. Management fees incurred for these services and transactions are not consummated on terms equivalent to those in arms-length transactions.

Note 13 - Subsequent Events

Unfunded forgivable notes receivable totaling $135,000 were funded during July 2013.

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2013, through August 27, 2013, the date which the financial statements were available to be issued.

Schedule I

PROSPERA FINANCIAL SERVICES, INC.
Supplementary Information Pursuant to Rule 17a-5
June 30, 2013

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 3,261,384
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	300,118
Receivables and advances - related parties	92,378
Other receivables	21,460
Prepaid expenses	128,639
Clearing deposit	10,000
Forgivable notes receivable	579,910
Non-marketable securities	57,030
Intangible assets	578,139
Total deductions and/or charges	1,767,674
Net capital before haircuts on securities positions	1,493,710
Haircuts on securities:	
Cash equivalents	4,596
Net Capital	$ 1,489,114
Aggregate indebtedness	
Accounts payable	$ 46,842
Accrued compensation and related expenses	2,551,217
Accrued expenses	510,147
Income taxes payable	69,062
Unfunded forgivable notes receivable	181,250
Business acquisition payable	289,069
Total aggregate indebtedness	$ 3,647,587
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 243,172
Net capital in excess of minimum requirement	$ 1,245,942
Ratio of aggregate indebtedness to net capital	2.45 to 1

Reconciliation of Computation of Net Capital and Aggregate Indebtedness

The above computation of net capital does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2013 as filed by Prospera Financial Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

The above computation of aggregate indebtedness as of June 30, 2013 as filed by Prospera Financial Services, Inc. on Form X-17A-5 differs as follows.

Aggregate indebtedness as reported by the Company in Part IIA of Form X-17a-5 as of June 30, 2013 (unaudited)	$ 3,811,587
Adjustment:	
Decrease in other unrecorded amounts	(164,000)
Aggregate Indebtedness as computed abov‹	$ 3,647,587

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3- of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Prospera Financial Services, Inc.

In planning and performing our audit of the financial statements of Prospera Financial Services, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC; Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2013

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Prospera Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Prospera Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Prospera Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Prospera Financial Services, Inc.'s management is responsible for the Prospera Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028164 FINRA JUN
PROSPERA FINANCIAL SERVICES INC
ATTN ACCOUNTING
6429 LBJ FWY STE 400
DALLAS TX 75240-2611

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CASSANDRA GALVAN 972-581-3029

2. A. General Assessment (item 2e from page 2) $ 56,520.41

B. Less payment made with SIPC-6 filed (exclude interest) (25,905.67)

1-28-13
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 30,614.74

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 30,614.74

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PROSPERA FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

C Reeder Galvan CASSANDRA REEDER GALVAN
(Authorized Signature)

ACCOUNTING MANAGER/FIN OP
(Title)

Dated the 22 day of AUGUST, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,096,722
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	10,554,226
(2) Revenues from commodity transactions.	236,674
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	605,686
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 91,972	
Enter the greater of line (i) or (ii)	91,972
Total deductions	11,488,558
2d. SIPC Net Operating Revenues	$ 22,608,162
2e. General Assessment @ .0025	$ 56,520.41
	(to page 1, line 2.A.)